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20004370

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67083

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mann Mann Jensen Partners LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas, 7th Floor
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Werner Graser — 203-685-3820 or 917-472-7450
(Area Code – Telephone Number)

SEC Mail Processing Section

B. ACCOUNTANT IDENTIFICATION

FEB 18 2020

Washington DC
415

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company CPA's PC
(Name – *if individual, state last, first, middle name*)

3535 Roswell Road	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange Commission
Trading and Markets

FEB 18 2020

RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

EB

OATH OR AFFIRMATION

I, Werner Graser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mann Mann Jensen Partners LP, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SHERILL SPELLMAN
NOTARY PUBLIC OF NEW JERSEY
Comm. # 2379576
My Commission Expires 11/3/2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

MANN MANN JENSEN PARTNERS LP

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2019
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

PUBLIC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
Mann Mann Jenson Partners LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Mann Mann Jenson Partners LP as of December 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Mann Mann Jenson Partners LP as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Mann Mann Jenson Partners LP's management. Our responsibility is to express an opinion on Mann Mann Jenson Partners LP's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mann Mann Jenson Partners LP in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 6, 2020

Goldman & Company, CPAs

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

PUBLIC

MANN MANN JENSEN PARTNERS LP

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

ASSETS:	
Cash & cash equivalents	51,644
Accounts receivable	1,241,780
Prepaid expenses	3,441
Deferred tax asset	84,000
Total current assets	1,380,865
FURNITURE AND EQUIPMENT	28,400
Less accumulated depreciation	(27,151)
Furniture and equipment - net	1,249
OTHER ASSETS	
Security Deposit	12,182
TOTAL	1,394,296

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES	
Commissions payable	12,947
Accounts payable and accrued expenses	18,982
TOTAL	31,929
PARTNERS' CAPITAL	1,362,367
TOTAL	1,394,296

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Mann Mann Jensen Partners LP (the "Company"), formerly known as Vega Securities LP and Proxima Alfa Securities LP, was organized in 2005 as a limited partnership under the laws of the State of Delaware. The Company provides finder or introducer services to private investment funds (i.e., hedge funds) and their managers. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates from its office located in New York City.

The Company does not carry securities accounts for customers, perform custodial functions related to customers' securities, or maintain customer funds and is therefore exempt from the reserve and possession of control requirements of Rule 15c3-3 of the SEC.

The General Partner, which has a 0.33% ownership interest, has full and complete control of all affairs of the Company, and the management and control of the Company's activities. Limited partners are only liable for the losses, debts, and obligations of the Company. Allocation of income, losses, and distributions are made in accordance with each partner's respective ownership interest.

Subject to any limitations in the Delaware limited partnership law, a limited partner may not withdraw any part of its capital account from the Company or receive any distribution from the Company except as approved by the General Partner.

2. Summary of Significant Accounting Policies

Basis of accounting - The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenues and gains are recognized when earned, while expenses and losses are recognized when incurred.

2. Summary of Significant Accounting Policies (continued)

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities if applicable and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition - On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include Investment banking M&A advisory fees.

Cash and cash equivalents - For purposes of the statement of cash flows, the Company considers all cash on hand, cash accounts not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

During the year ended December 31, 2019, the Company had amounts in excess of federally insured limits on deposit with a bank. The Company has not experienced any losses in such accounts, and management believes it is not subjected to any significant credit risk on its cash and cash equivalents.

Accounts receivable - Accounts receivable are customer accounts receivable carried at estimated net realizable value. Management believes that all accounts receivable as of December 31, 2019 are fully collectible. Accordingly, no allowance for bad debts has been recorded at December 31, 2019.

Property, equipment and depreciation - Property and equipment are stated at cost. Additions to property and equipment or expenditures which increase the useful lives of the assets are capitalized. The cost of assets sold or otherwise disposed of and the accumulated depreciation thereon are eliminated from the accounts and the resulting gain or loss is reflected in income except for assets traded. Depreciation is provided on the straight-line basis at rates based on the following estimated useful lives:

Equipment	3-5 years
Furniture and Fixtures	7 years

Expenditures for maintenance and repairs are charged to operations as incurred. Depreciation expense for 2019 was $988.

Income taxes - The Company is taxed as a partnership for federal and state income tax purposes. The Company is not a taxpaying entity for federal and state income tax purposes; accordingly, a provision for federal and state income taxes has not been recorded in the accompanying financial statements. Partnership income or loss is reflected in the partners' individual or corporate income tax returns in accordance with their ownership percentages.

The Company operates in New York City, which imposes an income tax on unincorporated businesses.

The Company files its U.S. partnership income tax returns using the cash basis of accounting. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

The deferred tax asset is comprised of net operating loss carryforwards on tax imposed by the city of New York on limited partnerships. The net operating losses are as follows:

Tax Year	Amount.	Expiration Date
2011	$155,079	2031
2012	$528,814	2032
2013	$229,359	2033
2014	$246,503	2034
2016	$849,622	2036
2017	$737,147	2037

2018	$401,860	2038

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary. The Company files income tax returns for federal, state and city jurisdictions.

The Company is evaluating new accounting standards and will implement as required.

3. Subsequent events - The Company evaluated subsequent events to February 6, 2020, the date the financial statements were issued. There were no additional events or transactions occurring during this subsequent event reporting period which require recognition or disclosure in the financial statements.

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $32,662 which was $27,662 in excess of its required net capital of $5,000 The Company's percentage of aggregate indebtedness to net capital was 97.76%.

5. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

6. Lease

The Company leases space on a month to month shared services agreement. The lease expense for 2019 was $41,678.

7. Concentrations

The top two clients comprise approximately 65% of revenues for the year ending December 31, 2019 and two clients represent 82% of the accounts receivable balance at December 31, 2019.

8. Revenue from Contracts with Customers

These services include agreements to provide advisory services to customers for which they charge the customer fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leverage buyouts, fundraising activity and the pricing of securities to be issued.

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or

service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition.